[redacted]

UNI
SECURITIES AND
Washin

11019719

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 42117

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH, D.C.
189

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cresap, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

259 Radnor Chester Road, Suite 230
(No. and Street)

Radnor	PA	19087
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark W. Cresap, III — 610-341-1320
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pirolli, James G.
(Name – *if individual, state last, first, middle name*)

207 Buck Road, Suite 1C	Holland	PA	18966
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark W. Cresap, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cresap, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17A-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRESAP, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010

TABLE OF CONTENTS

JAMES G. PIROLLI

CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381
www.pirollicpa.com

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966

INDEPENDENT AUDITOR'S REPORT

Mark W. Cresap III
Cresap, Inc.
Radnor, Pennsylvania

I have audited the accompanying statement of financial condition of Cresap, Inc. (a Pennsylvania corporation) as of December 31, 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cresap, Inc. at December 31, 2010, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 22, 2011

CRESAP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash	$271,341
Accounts receivable	334,081
Employee advances	13,167
Prepaid expenses	49,514
Furniture and equipment, less accumulated depreciation of $117,443	33,050
	$701,153

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$326,211
Payroll taxes payable	13,272
Total liabilities	339,483
Commitments	
Strockholder's Equity	
Common stock ; 100 shares authorized; 100 shares issued and outstanding	10
Additional paid in capital	143,120
Accumulated earnings	218,540
Total stockholder's equity	361,670
	$701,153

The accompanying notes are an integral part of these financial statements.

CRESAP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUE	
Commission income	$ 3,534,901
Interest income	396,637
Total revenue	3,931,538
EXPENSES	
Employee compensation and benefits	681,082
Commissions and floor brokerage	2,652,161
Communications	129,393
Regulatory fees	65,941
Rent	74,675
Other operating expense	133,260
Total expenses	3,736,512
Net income	$ 195,026

The accompanying notes are an integral part of these financial statements.

CRESAP, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock	Additional Paid in Capital	Accumulated Earnings	Total Stockholder's Equity
Balances, January 1, 2010	$ 10	$ 143,120	$ 183,514	$ 326,644
Distributions to shareholder	-	-	(160,000)	(160,000)
Net income	-	-	195,026	195,026
Balances, December 31, 2010	$ 10	$ 143,120	$ 218,540	$ 361,670

The accompanyig notes are an integral part of these financial statements.

CRESAP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 195,026
Adjustments to reconcile net income to cash provided by operating activities:	
Depreciation and amortization	9,609
(Increase) decrease in	
Accounts receivable	(16,395)
Employee advances	8,500
Prepaid expense	(8,341)
Increase (decrease) in	
Accounts payable and accrued expenses	50,502
Paroll taxes payable	4,086
Cash provided by operating activities	242,987
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment	(25,563)
Cash used by investing activities	(25,563)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to shareholder	(160,000)
Cash used by financing activities	(160,000)
Increase in cash	57,424
Cash at beginning of year	213,917
Cash at end of year	$ 271,341

The accompanying notes are an integral part of these financial statements.

(1) ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization
Cresap, Inc. (the "Company") was incorporated on December 7, 1989 in the Commonwealth of Pennsylvania for the purpose of conducting business as a broker-dealer. On January 16, 1990, 100 shares of common stock were sold to the President and sole stockholder, Mark W. Cresap, III. The Company became a member of the National Association of Securities Dealers, Inc. (now the Financial Industry Regulatory Authority) on May 11, 1990.

The Company uses a clearing broker-dealer for all customer transactions.

Significant Accounting Policies

Cash
For purposes of the statement of cash flows, the Company includes as cash, amounts on deposit at banks and funds held on account by the Company's clearing broker. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Furniture and Equipment
Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method based on the estimated lives ranging from five to seven years. In 2010 depreciation expense was $9,609.

Securities Transactions
All securities transactions and related commission income and expenses are recorded on the trade date basis as if they had settled.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expense during the reported period. Actual results could differ from those estimates.

(2) NET CAPITAL REQUIREMENTS

Pursuant to the net capital requirements of the Securities and Exchange Commission (Rule 15c 3-1), the Company is required to maintain a minimum "net capital," as defined under such provisions. The rule requires that "aggregate indebtedness," as defined, shall not exceed fifteen times "net capital," as defined, and that minimum "net capital" must be the greater of $50,000 or 6 2/3% of aggregate indebtedness. As of December 31, 2010 the Company had net capital of $255,092 which was $205,092 in excess of the minimum net capital requirement. The Company's net capital ratio was 1.33 to 1.

(3) INCOME TAXES

The Company has elected to be treated under the provisions of Subchapter S of the Internal Revenue Code and comparable provisions of the Commonwealth of Pennsylvania. Under those provisions, the Company does not pay federal or Pennsylvania corporate taxes on its taxable income. Instead, the stockholder is liable for federal and Pennsylvania income taxes on the Company's taxable income.

(4) COMMITMENTS

The Company has a lease agreement for office space at 259 Radnor Chester Road, Suite 230, Radnor, PA. The term of the lease is from June 1, 2010 through April 30, 2014. In addition, the Company is obligated to pay for a proportional amount of the building's costs.

Future minimum lease payments at December 31, 2010 are as follows:

2011	$ 66,253
2012	67,574
2013	68,929
2014	23,167
	$225,923

(5) EMPLOYEE BENEFIT PLANS

The Company has adopted a qualified profit sharing plan with a 401(k) deferred compensation provision. All employees are eligible to participate in the Company's profit sharing plan and 401(k) plan as long as they are at least 21 years of age and have completed one year of employment. The profit sharing plan provides for contributions by the Company in such amounts as management may determine. The company incurred no profit sharing plan expense for the year ended December 31, 2010. The salary deferral 401(k) plan allows eligible employees to defer up to twelve percent of their salary and requires no matching Company contribution.

The Company has adopted a Section 125 plan that offers all employees pre-tax health insurance benefits.

(6) SPECIAL ACCOUNT FOR EXCLUSIVE BENEFIT OF CUSTOMERS

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 and therefore, among other things, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers," since it meets the requirement of Rule 15c3-3(k)(2)(a) and does not carry security accounts for customers or perform custodial functions relating to customer securities.

(7) CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company at times during operations has cash deposits which exceed $250,000. The Federal Deposit Insurance Corporation (FDIC) insures only the first $250,000 of funds on deposit. In addition, the Company's bank often places funds in temporary investments which are not insured by the FDIC. The Company had no funds in temporary investment accounts at December 31, 2010.

(8) SUBSEQUENT EVENTS

Events subsequent to December 31, 2010 of the Company have been evaluated through February 22, 2011, which is the date the financial statements were available to be issued, for the purpose of identifying events requiring recording or disclosure in the financial statements for the year ended December 31, 2010.

CRESAP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

NET CAPITAL

Total stockholder's equity qualified for net capital		$ 361,670
Deductions and/or charges:		
Non-allowable assets:		
Receivables	3,202	
Employee advances	13,167	
Prepaid expenses	49,514	
Furniture and equipment less accumulated depreciation	33,050	
Postage reimbursement	3,144	
Excess fidelity bond deductible	4,000	
Total nonallowable assets		106,077
Net capital before haircuts		255,593
Haircut on securities		(501)
Net Capital		$ 255,092

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition

Accounts payable and accrued expenses	$ 326,211
Payroll taxes payable	13,272
Total aggregate indebtedness	$ 339,483

CRESAP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required or $50,000 if greater	$ 50,000
Excess net capital at 1500%	$ 205,092
Excess net capital at 1000%	$ 221,144
Ratio: aggregate indebtedness to net capital	1.33 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in Part IIA of Form X-17A-5 as of December 31, 2010)

Net capital as reported in Company's Part IIA (Unaudited) FOCUS Report	$ 262,125
Adjustments:	
Increase in accounts payable	(7,032)
Increase in receivables and prepaid expenses	3,562
Increase in nonallowable assets	(3,062)
Haircut on securities	(501)
Net capital reported herein	$ 255,092

CRESAP, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2010

Cresap, Inc. claims an exemption from Rule 15c3-3 based on Section 15c3-3 (k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customers' funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. The clearing broker is First Clearing LLC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2010

Cresap, Inc. claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, or who promptly transmits all customer funds and securities to the clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

JAMES G. PIROLLI

CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381
www.pirollicpa.com

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED- UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Mark W. Cresap, III
Cresap, Inc.
Radnor, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Cresap, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Cresap, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Cresap, Inc.'s management is responsible for Cresap Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries recorded in the company's general ledger noting no differences;

2. Compared the amounts reported in the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting that the company understated deductions of revenues received from the distribution of shares of registered open end investment companies by $207,324;

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by the firm's principal supporting the adjustments noting that the company overstated the balance due with Form SIPC-7 by $519 as a result of the understated adjustment described in item 3; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences if applicable.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

James Grolli

February 22, 2011

CRESAP, INC.
SCHEDULE OF ASSESSMENT AND PAYMENTS
(GENERAL ASSESSMENT RECONCILIATION FORM SIPC-7)
FOR THE YEAR ENDED DECEMBER 31, 2010

Total Revenue	$ 3,931,538
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(633,987)
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	(271,373)
SIPC Net Operating Revenues	3,026,178
General Assessment @ .0025	7,565
Payments made with 2010 Form SIPC-6	(3,777)
Balance due	3,788
Payment made with 2010 Form SIPC-7	(4,307)
Amount overpaid	$ (519)

See accompanying independent accountant's report.

// JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381
www.pirollicpa.com

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5(g)(1)

Mark W. Cresap III
Cresap, Inc.
Radnor, Pennsylvania

In planning and performing my audit of the financial statements of Cresap, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17-a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that I considered relevant to the objectives stated in the rule 17-a-5(g) in the following (as appropriate):

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of difference required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal controls that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

James G. Pirolli

February 22, 2011

CRESAP, INC.
FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2010 WITH
REPORT AND SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITOR